THE ASIA TIGERS FUND, INC.

                          622 Third Avenue, 8th Floor
                           New York, New York 10017





                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                                                                March 28, 2002


To the Stockholders:

         Notice is hereby given that a Special Meeting of Stockholders of The Asia Tigers Fund, Inc. (the "Fund") will be held at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York in Conference Room 30J on the 30th floor, on Friday, April 26, 2002, at 11:00 a.m., for the purposes of considering and voting upon:

         1. The approval of a fundamental policy whereby the Fund would adopt an interval fund structure (Proposal 1); and

         2.       Any other business that may properly come before the meeting.

         The close of business on March 27, 2002 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the meeting.

                                         By Order of the Board of Directors,


                                         Bryan McKigney
                                         President and Secretary


-------------------------------------------------------------------------------
TO AVOID UNNECESSARY EXPENSE OF FURTHER SOLICITATION, WE URGE YOU to
indicate voting instructions on the enclosed proxy card, date and sign it and return it promptly in the envelope provided, no matter how large or small your holdings may be.
-------------------------------------------------------------------------------

                     Instructions for Signing Proxy Cards

The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense to the Fund involved in validating your vote if you fail to sign your proxy card properly.

1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.

3. Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

                                 Registration

         Corporate Accounts                          Valid Signature
         (1)  ABC Corp. ..........................   ABC Corp. (by John Doe,
                                                      Treasurer)
         (2)  ABC Corp. ..........................   John Doe, Treasurer
         (3)  ABC Corp. c/o John Doe, Treasurer...   John Doe
         (4)  ABC Corp. Profit Sharing Plan ......   John Doe, Trustee



          Trust Accounts
          (1) ABC Trust...........................   Jane B. Doe, Trustee
          (2) Jane B. Doe, Trustee u/t/d 12/28/78.   Jane B. Doe


          Custodial or Estate Accounts
          (1) John B. Smith, Cust.
               f/b/o John B. Smith, Jr. UGMA.....    John B. Smith
          (2) John B. Smith......................    John B. Smith, Jr.,
                                                       Executor

                          THE ASIA TIGERS FUND, INC.

                          622 Third Avenue, 8th Floor
                           New York, New York 10017


                                PROXY STATEMENT


         This proxy statement is furnished in connection with a solicitation by the Board of Directors of The Asia Tigers Fund, Inc. (the "Fund") of proxies to be used at the Special Meeting of Stockholders of the Fund (the "Special Meeting") to be held at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York in Conference Room 30J on the 30th Floor, on Friday, April 26, 2002, at 11:00 a.m. (and at any adjournment or adjournments thereof) for the purpose set forth in the accompanying Notice of Special Meeting of Stockholders. This proxy statement and the accompanying form of proxy are first being mailed to stockholders on or about March 28, 2002. Any stockholder may request an additional copy of the Fund's annual report containing financial statements for the fiscal year ended October 31, 2001, free of charge, by contacting Advantage Advisers, Inc. at the address listed below or by calling 1-800-421-4777. Stockholders who execute proxies retain the right to revoke them in person at the Special Meeting or by written notice received by the Secretary of the Fund at any time before they are voted. Unrevoked proxies will be voted in accordance with the specifications thereon and, unless specified to the contrary, will be voted FOR the conversion of the Fund to an interval fund structure. The close of business on March 27, 2002 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting. Each stockholder is entitled to one vote for each full share and an appropriate fraction of a vote for each fractional share held. On the record date, there were [_____] shares of Common Stock outstanding.

         In accordance with the Fund's By-Laws, the presence in person or by proxy of stockholders of the Fund entitled to cast a majority of the votes entitled to be cast shall constitute quorum at the Special Meeting. In the event that a quorum is not present at the Special Meeting, or in the event that a quorum is present but sufficient votes to approve any of the proposals are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting to a date not more than 120 days after the original record date to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares represented at the Special Meeting in person or by proxy. The persons named as proxies will vote those proxies which they are entitled to vote FOR or AGAINST any such proposal at their discretion.

         Stockholders who plan on attending the Special Meeting will be required to provide valid identification in order to gain admission.

         Advantage Advisers, Inc. ("Advantage"), whose principal business address is 622 Third Avenue, 8th Floor, New York, New York 10017, is the Fund's investment manager.

PROPOSAL 1: APPROVAL OF A FUNDAMENTAL POLICY WHEREBY THE FUND WOULD ADOPT AN
                              INTERVAL FUND STRUCTURE.

Introduction

         The Board of Directors recommends that the Fund adopt an "interval fund" structure pursuant to Rule 23c-3 ("Rule 23c-3") under the Investment Company Act of 1940, as amended (the "1940 Act"), which will provide stockholders with a quarterly opportunity to liquidate a portion of their shares of the Fund at approximately net asset value, while maintaining many of the advantages inherent in a closed-end fund structure.

Background

         Since the Fund's inception, it has operated as a closed-end investment company and has enjoyed many of the benefits inherent in a closed-end structure. For example, the Fund has a permanent capital base and is not subject to continuous asset in-flows and out-flows, which might force the Fund to liquidate its holdings at inopportune times in order to meet redemption demands. In addition, closed-end funds do not have any prescribed limitations on holding thinly traded securities. This has allowed the Fund to build its positions in promising growth companies without the prospect of having to liquidate these positions on short notice, thereby jeopardizing the Fund's long-term net asset value.

         However, shares of closed-end funds such as the Fund often trade at a discount to their net asset value. The Board of Directors has actively sought solutions to narrow or eliminate the Fund's discount and it has reviewed and employed a number of initiatives. In 1999 and 2000, the Board of Directors instituted share repurchase programs, which resulted in the repurchase of over a million shares as of October 31, 2001. Additionally, the Board of Directors recently completed a tender offer to repurchase up to an additional 25% of the Fund's outstanding shares. These programs have had a measurable impact on the Fund's discount, which was reduced to 9.93% as of March 15, 2002.

         Nevertheless, the Board of Directors has concluded that a more ambitious solution is needed to further reduce the Fund's discount and provide liquidity to stockholders. The Board of Directors has extensively reviewed possible alternatives for reducing the Fund's discount and determined that converting the Fund to an interval structure is in the best interest of the Fund and its stockholders. Accordingly, for reasons set forth below, the Board of Directors is proposing that the Fund's stockholders approve a fundamental policy whereby the Fund would adopt an interval structure.

Adoption of an Interval Fund Structure

         Rule 23c-3 provides that closed-end management investment companies, such as the Fund, may make repurchase offers of their securities at approximately net asset value at periodic intervals. The periodic repurchase offers are intended to allow closed-end investment companies to provide their investors with a limited ability to resell shares to the fund at approximately net asset value, a manner of sale that traditionally has been available only to open-end investment company stockholders. Periodic repurchases must be made pursuant to a fundamental policy approved by stockholders.

         If the adoption of an interval fund structure is approved, the Fund would make quarterly repurchase offers. The percentage of outstanding shares that the Fund can offer to repurchase in each offer must be established by the Fund's Board of Directors shortly before the commencement of each offer, and must be between 5% and 25% of the Fund's then outstanding shares. It is anticipated that, absent extraordinary circumstances, repurchase offers would not be for less than 10% of the Funds' outstanding shares. If the offer is oversubscribed, the Fund may, but is not required to, repurchase up to an additional 2%. For any amounts above that, however, the Fund must, subject to certain limited exceptions described below, repurchase pro rata among all subscribers. The Fund will impose a repurchase fee of 2% of the repurchase proceeds to help defray the costs associated with the repurchase offers. The Fund will send all stockholders a notification containing specified information about the basic terms of each offer and the procedures for the repurchase at least 21 and no more than 42 days before each repurchase request deadline. The repurchase pricing date will be on the last Friday of each fiscal quarter and the repurchase request deadline will be 14 days prior to the pricing date. Payment for any shares repurchased must be made by seven days after the repurchase pricing date. The Fund will not be able to suspend or postpone a repurchase offer except in very limited circumstances set forth in Rule 23c-3 which are described below.

         The Board of Directors has determined that if this proposal is approved, the first repurchase offer by the Fund would occur on or around the end of the Fund's fourth fiscal quarter which ends on October 31, 2002, with subsequent repurchase offers to be made quarterly thereafter. The first repurchase request deadline would be on October 11, 2002. The Board of Directors will determine the amount of each repurchase offer shortly before the commencement of the offer.

Fundamental Policy

         The Board of Directors has approved the following fundamental policy (which cannot be changed without stockholder approval) and is submitting it to stockholders for their approval:

         (a) The Fund will make offers to repurchase its shares at quarterly intervals pursuant to Rule 23c-3, as amended from time to time ("Offers"). The Board of Directors may place such conditions and limitations on Offers as may be permitted.

         (b) 14 days prior to the last Friday of each of the Fund's fiscal quarters, or the next business day if such Friday is not a business day, will be the deadline (the "Repurchase Request Deadline") by which the Fund must receive repurchase requests submitted by stockholders in response to the most recent Offer.

         (c) The date on which the repurchase price for shares is to be determined (the "Repurchase Pricing Date") shall occur no later than the last Friday of each of the Fund's fiscal quarters, or the next business day if such day is not a business day.

         (d) Offers may be suspended or postponed under certain circumstances, as provided for in Rule 23c-3.

Repurchases in Excess of the Repurchase Offer Amount and Proration

         The Fund may, but is not obligated to, purchase up to an additional 2% of the Fund shares outstanding on a Repurchase Request Deadline if the acceptances of an Offer exceed the applicable repurchase offer amount. If the Fund determines not to repurchase more than the repurchase offer amount, or if the Fund stockholders participating in the Offer tender shares in an amount exceeding the repurchase offer amount plus 2% of the shares outstanding on the Repurchase Request Deadline, the Fund will repurchase all the shares tendered on a pro rata basis, except that (1) the Fund may accept all shares tendered by stockholders who own fewer than 100 shares and who tender all of their shares, before prorating shares tendered by others, and (2) the Fund may accept by lot shares tendered by stockholders who tender all shares held by them and who, when tendering their shares, elect to have either all or none, or at least a minimum amount or none, accepted, so long as the Fund first accepts all shares tendered by stockholders who do not so elect.

Source Of Funds

         The Fund anticipates using cash on hand and liquidating portfolio securities to purchase shares acquired pursuant to the Offers. There is a risk that the Fund's need to sell securities to meet repurchase requests may affect the market for the portfolio securities being sold, which may, in turn, diminish the net asset value of shares of the Fund. As a result of liquidating portfolio securities, the Fund may realize capital gains or losses. In such event, some gains may be realized on securities held for less than one year, which may generate income taxable to stockholders (when distributed to them by the Fund) at ordinary income rates. Moreover, if a significant number of shares are repurchased on a quarterly basis, the Fund may be unable to maintain a viable asset base to continue operating efficiently given its limited ability to offer shares. The Fund's reduced net assets would also result in a higher expense ratio. From the time the Fund sends an Offer notification to stockholders until the Repurchase Pricing Date, the Fund will be required to maintain liquid assets (as defined in Rule 23c-3) in an amount equal to at least 100% of the repurchase offer amount, and portfolio management techniques may be modified accordingly.

Potential Tax Consequences

         The sale of shares pursuant to an Offer would be a taxable transaction to the tendering stockholder for United States federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of shares pursuant to an Offer generally will be treated as a "sale or exchange" if the receipt of cash by the stockholder: (a) results in a "complete termination" of the stockholder's interest in the Fund,
(b) is "substantially disproportionate" with respect to the stockholder, or
(c) is "not essentially equivalent to a dividend" with respect to the stockholder. In determining whether any of these tests has been met, shares actually owned, as well as shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for "sale or exchange" treatment is met, a stockholder will recognize gain or loss equal to the difference between the price paid by the Fund for the shares purchased in the Offer and the stockholder's adjusted basis in such shares. If such shares are held as a capital asset, the gain or loss will be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) 20% for capital assets held for more than one year (or 18% for capital assets that have been held for more than 5 years and whose holding periods began after December 31, 2000).

         If none of the tests set forth in Section 302(b) of the Code is met, amounts received by a stockholder who sells shares pursuant to the Offer will be taxable to the stockholder as a dividend to the extent of such stockholder's allocable share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such stockholder's allocable share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the stockholder's adjusted basis in the shares sold pursuant to the Offer) and any amounts in excess of the stockholder's adjusted basis will constitute taxable gain. Any remaining adjusted basis in the shares tendered to the Fund will be transferred to any remaining shares held by such stockholder.

         In order to conduct an Offer, the Fund may be required to sell portfolio securities. If, at the time of sale, the Fund's portfolio securities have appreciated in value, the sale would result in realization of capital gains which would then need to be distributed to stockholders. This may result in tax liability for remaining stockholders.

Suspension and Postponement of Offers

         The Fund may suspend or postpone an Offer by vote of a majority of the Board of Directors (including a majority of the Directors who are not "interested persons," as that term is defined in the 1940 Act, of the Fund), but only (1) if repurchases pursuant to the Offer would impair the Fund's status as a regulated investment company under the Code; (2) if repurchases pursuant to the Offer would cause the shares to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association; (3) for any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (4) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (5) for such other periods as the Securities and Exchange Commission may by order permit for the protection of stockholders of the Fund.

         If an Offer is suspended or postponed, the Fund will provide notice thereof to stockholders. If the Fund renews a suspended Offer or reinstitutes a postponed Offer, the Fund will send a new notification to all stockholders.

Evaluation by the Board of Directors

         The Board of Directors regularly reviews the Fund's discount to net asset value as well as various alternatives designed to reduce the discount. At a meeting held on January 18, 2002, the Board of Directors again reviewed a number of proposals which would seek to reduce the discount. After considering these proposals, which included additional large scale tender offers, share repurchase programs, open-ending the Fund, liquidation of the Fund and merging the Fund with an open-end Fund, the Board, including a majority of the board members who are not "interested persons" (as defined in the 1940 Act) of the Fund, Advantage or CIBC World Markets Corp., determined that it was in the best interest of the Fund and its stockholders to convert the Fund to an interval fund and recommended that the proposal be submitted to stockholders. As an interval fund, stockholders would be assured a quarterly opportunity to liquidate a portion of their shares of the Fund at net asset value (less a 2% repurchase fee). The Board of Directors believes that conversion of the Fund to an interval fund, should have a positive effect on reducing the discount from net asset value at which the Fund's shares have historically traded on the New York Stock Exchange. There can be no assurance, however, that adoption of the policy will reduce the discount or result in the Fund's shares trading at a price that equals or approximates net asset value. The adoption of the policy may also result in an increased expense ratio for the Fund, and the Fund may eventually be forced to delist from the New York Stock Exchange if its asset base decreases significantly.

         THE BOARD OF DIRECTORS BELIEVES THAT THE CONVERSION OF THE FUND TO AN INTERVAL FUND IS IN THE BEST INTEREST OF STOCKHOLDERS OF THE FUND. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL No. 1.

                         IMPORTANT VOTING INFORMATION

         As provided by the 1940 Act, approval of Proposal No. 1 requires the affirmative vote of a "majority of the outstanding voting securities" of the Fund, which means the affirmative vote of the lesser of (a) 67% or more of the outstanding shares present or represented at the Special Meeting, if holders of more than 50% of the outstanding shares of the Fund entitled to vote are present or represented by proxy at the Special Meeting, or (b) more than 50% of the outstanding shares of the Fund entitled to vote. Abstentions and broker "non-votes" will be treated as votes present but not cast for purposes of Proposal 1.

         Please note that unless otherwise instructed, the proxies will vote FOR Proposal No. 1.

                            ADDITIONAL INFORMATION

         The holdings of no Director or officer represented more than 1% of the outstanding shares of the Fund. At January 2, 2002, Directors and officers of the Fund as a group owned beneficially less than 1% of the outstanding shares of the Fund.

         The following table sets forth the beneficial ownership of shares of the Fund, at March 27, 2002, by each person known to the Fund to be deemed to be the beneficial owner of more than 5% of the outstanding shares of the Fund. [To be updated as of record date]



                                                                       Number of Shares
                   Name of Beneficial Owner                           Beneficially Owned              Percent Ownership
                   ------------------------                           ------------------              -----------------

        President and Fellows of Harvard College (1)                       5,253,400                        27.00%
          c/o Harvard Management Company, Inc.
          600 Atlantic Avenue
          Boston, MA  02210

        City of London Investment Group PLC  (2)                           2,294,290                        11.78%
          10 Eastcheap
          London EC3M ILX
          England

        Wachovia Corporation (3)                                           2,217,400                        11.38%
          One Wachovia Center
          Charlotte, NC 28288


-------------------

   (1) Based solely upon information presented in Schedule 13D, providing information as of January 29, 2002, filed by the President and Fellows of Harvard College, which reports sole voting and dispositive power as to all such shares.

   (2) Based solely upon information presented in Schedule 13G, providing information as of December 31, 2001, filed by City of London
         Investment Group PLC ("City of London PLC"), which reports sole voting and dispositive power as to all such shares. According to the
         Schedule 13G filed by City of London PLC, such shares were acquired by its wholly-owned subsidiary, City of London Investment Management
         Company Limited.

   (3) Based solely upon information presented in Schedule 13G, providing information as of February 13, 2002, filed by Wachovia Corporation which reports sole voting and dispositive power to all such shares.
         According to the Schedule 13G filed by Wachovia Corporation, such shares were acquired by its wholly-owned subsidiary Tattersall
         Advisory Group, Inc.



         In addition, at March 27, 2002, Cede & Co., a nominee for participants in The Depository Trust Company, held of record [__________] shares, equal to ____% of the outstanding shares of the Fund.

                                Other Business

         The Fund's Board of Directors does not know of any other matter, which may come before the Special Meeting. If any other matter properly comes before the Special Meeting, it is the intention of the persons named in the proxy to vote the shares represented thereby in accordance with their judgment on that matter.

                             Stockholder Proposals

         All proposals by stockholders of the Fund which are intended to be presented at the Fund's next Annual Meeting of Stockholders, to be held in 2003, must be received by the Fund (addressed to The Asia Tigers Fund, Inc., 622 Third Avenue, 8th Floor, New York, New York 10017) for inclusion in the Fund's proxy statement and proxy relating to that meeting no later than October 2, 2002. Any stockholder who desires to bring a proposal for consideration at the Fund's year 2003 Annual Meeting of Stockholders without including such proposal in the Fund's proxy statement must deliver written notice thereof to the Secretary or Assistant

Secretary of the Fund (addressed to The Asia Tigers Fund, Inc., 622 Third Avenue, 8th Floor, New York, New York 10017) during the thirty-day period from October 28, 2002 to November 27, 2002.

                        Expenses of Proxy Solicitation

         The costs of preparing, assembling and mailing material in connection with this solicitation of proxies will be borne by the Fund. Proxies may also be solicited personally by officers of the Fund and by regular employees of Advantage and CIBC World Markets Corp. or their respective affiliates, or other representatives of the Fund or by telephone or telegraph, in addition to the use of mails. Brokerage houses, banks and other fiduciaries may be requested to forward proxy solicitation material to their principals to obtain authorization for the execution of proxies, and they will be reimbursed by the Fund for out-of-pocket expenses incurred in this connection. In addition, [Name], a proxy solicitation firm, has been retained to assist in the solicitation of the proxy vote. It is anticipated that [Name] will be paid for such solicitation services in an amount not to exceed $_____ plus reasonable out-of-pocket expenses. Therefore, expenses of the Special Meeting will include costs of (i) preparing, assembling and mailing material in connection with the solicitation, (ii) soliciting proxies by officers or employees, personally or by telephone or telegraph, (iii) reimbursing brokerage houses, banks and other fiduciaries and (iv) compensating the proxy solicitor.

         [Name] may call stockholder to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate stockholders' identities, to allow stockholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been recorded properly. A stockholder voting by telephone would be asked for his or her social security number or other identifying information and would be given an opportunity to authorize proxies to vote his or her shares in accordance with his or her instructions. To insure that the stockholder's instructions have been recorded correctly, he or she will receive a confirmation of such instructions in the mail. The confirmation is a replica of the proxy card but with marks indicating how the stockholder voted, along with a special toll-free number which will be available in the event the stockholder wishes to change or revoke the vote. Although a stockholder's vote may be taken by telephone, each stockholder will receive a copy of this proxy statement and may vote by mailing the enclosed proxy card. If you have any questions or need assistance in voting, please contact [Name] at its toll-free number, [#].

         March 27, 2002

ZATF6B                           DETACH HERE


                          THE ASIA TIGERS FUND, INC.
               SPECIAL MEETING OF STOCKHOLDERS - April 26, 2002

              This Proxy is Solicited on Behalf of the Directors



    The undersigned hereby appoints Bryan McKigney, Barbara Pires, William Fink, and each of them, attorneys and proxies for the undersigned, with full power of substitution and revocation, to represent the undersigned at the Special Meeting of Stockholders of the Fund to be held at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, NY, in Conference Room 30J on the 30th Floor on Friday, April 26, 2002, at 11:00 a.m., and at any adjournments thereof, upon the matters set forth in the Notice of Meeting and Proxy Statement dated March 27, 2002 and upon all other matters properly coming before said Meeting.

    Please indicate your vote by an "X" in the appropriate box on the reverse side. This proxy, if properly executed, will be voted in the manner directed by the stockholder. If no direction is made, this proxy will be voted FOR Proposal 1. Please refer to the Proxy Statement for a discussion of each Proposal.

         HAS YOUR ADDRESS CHANGED?              DO YOU HAVE ANY COMMENTS?

         ------------------------------         ----------------------------
         ------------------------------         ----------------------------
         ------------------------------         ----------------------------


/See reverse                                                    /See reverse
    side./           (Continued, and to be signed and dated,         side/
                              on the reverse side.)

ZATF6A                           DETACH HERE

/ / Votes Must be Indicated (x) in Black or Blue Ink.






    THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 1.


1. Approval of a fundamental policy whereby    2. The persons named as proxies
the Fund would adopt an interval                  are authorized to vote in
fund structure.                                   their discretion on any other
                                                  business as may properly
                                                  come before the Special
                                                  Meeting.

   FOR         AGAINST      ABSTAIN            3. Please mark the box at right
  /  /         /     /      /     /               if you plan to attend. Please
                                                  bring valid identification.
                                                                    /         /



                                                Change of Address and/or
                                                Comments Mark Here

                                                Note: Please sign exactly as
                                                your name appears on this Proxy.
                                                If joint owners, EITHER may
                                                sign this Proxy. When signing
                                                as attorney, executor,
                                                administrator, trustee,
                                                guardian or corporate officer,
                                                please give your full title.

                                                Please Sign, Date and Return
                                                the Proxy Promptly Using the
                                                Enclosed Envelope.

Signature: ------------Date:-------------Signature:----------- Date:-----------